UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarter ended December 31, 2021

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

A.	Announcement of Unaudited Financial Results for the Quarter ended December 31, 2021

On January 25, 2022, MakeMyTrip Limited (“MakeMyTrip”) issued an earnings release announcing its unaudited financial results for the fiscal third quarter of 2022 (i.e. quarter ended December 31, 2021). A copy of the earnings release dated January 25, 2022 is attached hereto as Exhibit 99.1.

B.	Change in the role and designation of key Executive Officer

Deep Kalra, MakeMyTrip’s Founder, has been the Group Executive Chairman of MakeMyTrip since February 11, 2020.  In his new role as Group Chairman and Chief Mentor effective April 1, 2022, which was approved by the board of directors of MakeMyTrip, Deep Kalra will devote his time in providing mentorship to MakeMyTrip’s leadership team, as well as continuing to pursue strategic initiatives such as product innovation and expansion.

Rajesh Magow, as Group Chief Executive Officer, will continue to focus on driving the next phase of growth for MakeMyTrip through its three strong brands, MakeMyTrip, Goibibo and Redbus.

Exhibit

99.1	Earnings release of MakeMyTrip Limited dated January 25, 2022.

EXHIBIT INDEX

99.1	Earnings release of MakeMyTrip Limited dated January 25, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 25, 2022

MAKEMYTRIP LIMITED

By:	/s/ Deep Kalra
Name:	Deep Kalra
Title:	Group Executive Chairman